SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1
To
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MEDOVEX CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

58504H101
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of 5 Pages)

CUSIP No. 58504H101

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Renee Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 575,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 75,695 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 575,000
PERSON WITH	8	SHARED DISPOSITIVE POWER 75,695 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,695 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.89% (based on 11,056,125 shares of common stock outstanding as of March 25, 2015)
12	TYPE OF REPORTING PERSON* IN

(1)
Includes (i) 65,392 shares of common stock held by spouse, Barry Honig and (ii) 10,303 shares of common stock held by GRQ Consultants Inc. Roth 401K Plan. Barry Honig is the trustee of the GRQ Consultants Inc. Roth 401K Plan and is deemed to hold voting and dispositive power over securities held by GRQ Consultants Inc. Roth 401K Plan. Excludes 90,762 shares of common stock underlying Series A Warrants held by Barry Honig as to which the holder may not convert or exercise, as applicable, in excess of 4.99% together with all shares owned.

Explanatory Note:

This Amendment No. 1 to Schedule 13G is being filed solely to furnish the date of event which requires filing of this statement on the cover page, which is inadvertently left blank in the original filing.  This Amendment No. 1 does not change any of the other information contained in the original filing.

Item 1(a).                  Name of Issuer:

Medovex Corp., a Nevada corporation (“Issuer”)

Item 1(b).                 Address of Issuer's Principal Executive Offices:

3279 Hardee Avenue
Atlanta, Georgia 30341

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Renee Honig.

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).                 Citizenship.

United States

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).                 CUSIP Number.

58504H101

Item 3.             Type of Person

Not applicable.

Item 4.                     Ownership.

(a) Amount beneficially owned:  650,695

(b) Percent of class:  5.89% (based on 11,056,125 shares of common stock outstanding as of March 25, 2015)

 (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 575,000.
(ii) Shared power to vote or to direct the vote:  75,695 (1).
(iii) Sole power to dispose or to direct the disposition of: 575,000.
(iv) Shared power to dispose or to direct the disposition of:  75,695 (1).

(1)
Includes (i) 65,392 shares of common stock held by spouse, Barry Honig and (ii) 10,303 shares of common stock held by GRQ Consultants Inc. Roth 401K Plan. Barry Honig is the trustee of the GRQ Consultants Inc. Roth 401K Plan and is deemed to hold voting and dispositive power over securities held by GRQ Consultants Inc. Roth 401K Plan. Excludes 90,762 shares of common stock underlying Series A Warrants held by Barry Honig as to which the holder may not convert or exercise, as applicable, in excess of 4.99% together with all shares owned.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.                Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2015	By:	/s/ Renee Honig
Renee Honig